AOG INSTITUTIONAL FUND

ALPHA OMEGA GROUP, INC.

11911 Freedom Drive, Suite 730

Reston, Virginia 20190

August 30, 2023

Via EDGAR Transmission

U.S. Securities and Exchange Commission

100 F Street, N.E.

Washington, D.C. 20549

Re:  AOG Institutional Fund (File No. – 803-00262)

Alpha Omega Group, Inc. (File No. – 803-00262-01)

Ladies and Gentlemen:

We are writing on behalf of the AOG Institutional Fund (the “Fund”) and Alpha Omega Group, Inc. (collectively, the “Applicants”) to respectfully request the withdrawal of the Applicants’ application for an order under Section 17(d) of the Investment Company Act of 1940, as amended, and Rule 17d-1 thereunder permitting joint transactions otherwise prohibited by Section 17(d) and Rule 17d-1.

The application was filed on July 18, 2023. The Applicants respectfully request that the application be withdrawn and that the Securities and Exchange Commission take no further action with respect thereto.

Questions and comments concerning this request may be directed to me at (513) 869-4335.

Sincerely,

/s/ Jesse D. Hallee
Jesse D. Hallee
Secretary of the Fund

cc:        Martin Dozier, Esq.

Frederick Baerenz